UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

_______________________________

ADVANCE TECHNOLOGIES, INC.

 (Exact name of registrant as specified in its charter)

NEVADA                             0-27175                                   95-4755369

(State or other jurisdiction        (Commission File Number)               (IRS Employer

of incorporation)                                                                        Identification No.)

15 N. Longspur Drive

The Woodlands, TX, 77380

 (Address of principal executive offices)

(310) 213-2143

 (Registrant's telephone number)

RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ADVANCE TECHNOLOGIES, INC.

15 North Longspur Drive

The Woodlands, TX 77380

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is furnished by the Board of Directors of Advance Technologies, Inc., a Nevada corporation (“Advance Technologies”), on or about June 19, 2007 to the holders of record of its common stock, no par value, as of the close of business on June 18, 2007 (the “Record Date”).   This Information Statement is being provided in connection with the change in control and composition of the Company’s Board of Directors as described below.  Information in this report regarding American SXAN Biotech, Inc. (“American SXAN”), Tieli XiaoXingAnLing Forest Frog Breeding Co., Ltd.  (“Tieli XiaoXingAnLing”), and the members of their respective managements has been provided to Advance Technologies by American SXAN.

Advance Technologies has entered into a Share Purchase and Merger Agreement with American SXAN and its President, Huakang Zhou.  American SXAN is a holding company that owns 100% of the registered capital of Tieli XiaoXingAnLing, a corporation organized under the laws of The People’s Republic of China.  Tieli XiaoXingAnLing is engaged in the business of manufacturing and marketing wines and tonics derived from forest frogs.  All of Tieli XiaoXingAnLing’s business is currently conducted in China.

The Share Purchase and Merger Agreement provides that Mr. Zhou will purchase 57,143,302 shares of Advance Technologies common stock for $325,000.  At the same time, Advance Technologies will acquire all of the outstanding capital stock of American SXAN by merging American SXAN into a wholly-owned subsidiary of Advance Technologies.  In exchange for the American SXAN shares, Advance Technologies will issue to the shareholders of American SXAN 100,000 shares of Series B Convertible Preferred Stock, which will be convertible into 900,000,000 shares of Advance Technologies common stock when additional shares are authorized.

The Agreement further provides that all of the current assets and liabilities of Advance Technologies plus the $325,000 paid by Huakang Zhou will be assigned to a wholly-owned subsidiary of Advance Technologies that will be managed by Gary Ball, the current Chief Executive Officer of Advance Technologies.  At a future date, after the filing with the Securities and Exchange Commission and effectiveness of a registration statement relating thereto, the stock of the subsidiary will be distributed to the holders of record of common stock of Advance Technologies.

Pursuant to the terms of the Share Purchase and Merger Agreement, the three individuals who are currently members of the Board of Directors of Advance Technologies will elect to the Board two individuals designated by American SXAN:  Feng Zhen Xing and Feng Guo Wu.  The election will be effective ten days after Advance Technologies mails this information statement to its record shareholders.  The three current directors will resign from the Board, also effective on that date.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this Report by the following:

•

each shareholder known by us to own beneficially more than 5% of our common stock (on a fully-diluted basis);

•

Gary Ball, our Chief Executive Officer

•

each member of our Board of Directors; and

•

all of the directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class (3)
Gary Ball(4)	14,376,900(5)	28.3%
Gary L. Bane	1,002,000(6)	2.5%
Jim Watson	78,000(7)	0.2%

All directors and officers as a group (3 persons)	15,456,900	30.0%

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(1)    Except as otherwise noted, the address of each shareholder is c/o Advance Technologies, Inc.,   15 North Longspur Drive, The Woodlands, TX 77380

(2)

  Except as otherwise noted, all shares are owned of record and beneficially.

(3)

  In order to determine percentage of class, we assume that the derivative securities owned by the shareholder are converted into common stock but that no other derivative securities are converted or exercised.

(4)

  Half of the shares ascribed to Gary Ball are owned of record and beneficially by Wendy Ball, his spouse.

(5)

  Includes 11,329,700 shares issuable upon conversion of Series A Non-Voting Preferred Stock owned by Gary and Wendy Ball.

(6)

  Includes 724,800 shares issuable upon conversion of Series A Non-Voting Preferred Stock owned by Mr. Bane.

(7)

  Includes 78,000 shares issuable upon conversion of Series A Non-Voting Preferred Stock owned by Mr. Watson.

Upon completion of the Share Purchase and Merger, there will be 96,671,199 shares of Advance Technologies common stock issued and outstanding.  In addition, there will be 27,011,477 shares of Series A Non-Voting Preferred Stock, each of which may be converted into one share of common stock.  There will also be 100,000 shares of Series B Convertible Preferred Stock issued and outstanding, which can be converted into 900,000,000 common shares.  Therefore, the total outstanding common stock on a fully-diluted basis will be 1,023,682,676 shares.  The holders of the Series B Preferred Stock will have the voting power of the common shares into which their preferred shares could be converted.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock (assuming conversion of the Series A and the Series B Convertible Preferred Stock) as of the date of completion of the Share Purchase and Merger by the following:

•

each shareholder who will beneficially more than 5% of our common stock (on a fully-diluted basis);

•

Feng Zhen Xing, who will be our Chief Executive Officer

•

each of the two individuals who will become our directors when the new Board is seated; and

•

all of the new directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class
Feng Zhen Xing	733,133,483	71.6%
Feng Guo Wu	38,285,738	3.7%

All directors as a group (2 persons)	771,419,221	75.4%

Huakang Zhou 18 Kimberly Court East Hanover, NJ 07936	57,143,302	5.6%

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(1)    Except as otherwise noted, the address of each shareholder is c/o Tieli XiaoXingAnLing Forest Frog Breeding Co., Ltd., Three-Kilometer Spot Along the Hayi Highway, Tieli City, Heilongjiang Province, P.R. China.

(2)    Except as otherwise noted, all shares are owned of record and beneficially.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Ten days after this Report is mailed to the Advance Technologies shareholders of record, the election to the Board of Feng Zhen Xing and Feng Guowu will become effective.  At the same time, the three individuals who are members of the Board on the date of this Report will resign, leaving Mr. Feng and Mr. Feng as the Board of Directors.  Information regarding the new directors follows:

Feng Zhen Xing has been employed as General Manager of Tieli XiaoXingAnLing since 2001.  Mr. Feng has been engaged throughout his career in developing breeding techniques for forest frogs.  He is currently a member of the Frog Professional Committee of the China Wildlife Protection Association.  In 1982 Mr. Feng received an Associates Degree in Water Affairs from the Heilongjiang Provincial Water Affairs College.  He is 55 years old.

Feng Guo Wu has been employed since 2006 as Chairman and President of XiaoXingAnLing Biotech Co., Ltd., which is engaged in breeding forest frogs and processing frog-based products.  From 2003 to 2006 Mr. Feng was Chairman and President of Yili City XiaoXingAnLing, which also specializes in breeding forest frogs and processing their products.  During this same period, 2003 to the present, Mr. Feng has also served as Chairman of Jiamusi Pig Breeding Co., Ltd., which is engaged in developing pig breeding technologies.  From 2000 to 2003 Mr. Feng was the Director-General of the Jiamusi City Unemployment Insurance Bureau, an agency of the municipal government.  For the past four years Mr. Feng has served as Vice Chairman of the Heilongjiang

Province Labor Association, a quasi-governmental organization involved in labor coordination.  In 1974 Mr. feng was awarded and Associates Degree in Aviation by the No. 7 Aviation Institute of the PLA Air Force.  Mr. Feng is 46 years old.

Code of Ethics

Advance Technologies does not have a code of ethics applicable to its management.  The individuals who will become the new board of directors upon completion of the Share Purchase and Merger do not intend to adopt a code of ethics, due to the small number of individuals involved in management.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board.  The Board will also not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

The table below itemizes the compensation paid or accrued by Tieli XiaoXingAnLing to the individuals who will become the directors of Advance Technologies for services during the past three fiscal years (or those years in which the executive was employed by Tieli XiaoXingAnLing).

	Year	Salary – Paid
Feng Zhen Xing	2006	$ 0.12
	2005	$ 0.12
	2004	$ 0.12

Feng Guo Wu	2006	$ 0.12
	2005	$ 0.12
	2004	$ 0.12

Tieli XiaoXingAnLing has committed to pay its management salaries for services during 2007 as follows:

Executive	2007 Salary
Feng Zhen Xing	$ 12,820 – 16,666
Feng Guo Wu	$ 12,820 – 16,666

RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who are currently the  officers and directors of Advance Technologies:

 Director

Name

         Age       Position Held

   Since

Gary Ball

           69       Chief Executive Officer,

                    1999

      Chief Financial Officer, Director

Gary L. Bane

           68

      Director

    2004

James Watson

           57

      Director

    2005

Gary Ball has been the Chief Executive Officer of Advance Technologies since 1999.  For the past ten years Mr. Ball has been self-employed as a consultant in the field of IR technology.

Gary L. Bane has been self-employed as a technology consultant for more than the past five years.  From 1999 until 2002 Mr. Bane was a member of the Board of Directors of Advance Technologies.  He rejoined the Board in 2004.

James Watson has been employed by California Manufacturing Technology Consulting since 1999, serving as Vice President – Operations since 2001.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Advance Technologies’ common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

Executive Compensation

Advance Technologies did not pay any cash compensation to any of its officers or directors during the past three fiscal years.  In fiscal year 2006 Advance Technologies issued 348,000 shares of Series A Preferred Stock to Gary Ball and issued 58,000 shares of Series A Preferred Stock to each of Gary Bane and James Watson.

June 18, 2007

By Order of the Board of Directors:

Gary Ball, Chairman